

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2022

Frank Lazaran
President and Chief Executive Officer
The Alkaline Water Company Inc.
8541 E Anderson Drive, Suite 100/101
Scottsdale, AZ 85255

Re: The Alkaline Water Company Inc.
Registration Statement on Form S-3
Filed August 9, 2022
File No. 333-266714

Dear Mr. Lazaran:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virgil Hlus